CUSIP NO.  20589T-10-3                                         Page 1 of 7 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)[FN]1

                          Concentra Managed Care, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   20589T-10-3
                                 (CUSIP Number)

Welsh, Carson, Anderson                     Robert A. Schwed, Esq.
  & Stowe VIII, L.P.,                        Reboul, MacMurray, Hewitt,
320 Park Avenue, Suite 2500                 Maynard & Kristol
New York, New York  10022                   45 Rockefeller Plaza
Attention:  Laura VanBuren                  New York, New York  10111
Tel. (212) 893-9500                         Tel. (212) 841-5700
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 6, 1999
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

--------
[FN]1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



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CUSIP NO.  20589T-10-3                                         Page 2 of 7 Pages

1)   Name of Reporting Person                   Welsh, Carson, Ander-
     I.R.S. Identification                      son & Stowe VIII, L.P.
     No. of Above Person
     (Entities Only)

2)   Check the Appropriate Box                  (a) [ ]
     if a Member of a Group                     (b) [ ]

3)   SEC Use Only

4)   Source of Funds                            WC

5)   Check if Disclosure of
     Legal Proceedings Is                       Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

6)   Citizenship or Place
     of Organization                            Delaware

Number of                  7)   Sole Voting    7,136,127 shares of
Shares Beneficially             Power          Common Stock
Owned by Each                                  (including shares
Reporting Person                               issuable upon
With                                           conversion of
                                               Convertible Notes)
                           8)   Shared Voting
                                Power               -0-

                           9)   Sole Disposi-  7,136,127 shares of
                                tive Power     Common Stock
                                               (including shares
                                               issuable upon
                                               conversion of
                                               Convertible Notes)
                          10) Shared Dis-
                              positive Power        -0-

11)  Aggregate Amount Beneficially             7,136,127 shares of
     Owned by Each Reporting Person            Common Stock
                                               (including shares
                                               issuable upon
                                               conversion of
                                               Convertible Notes)
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares






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CUSIP NO.  20589T-10-3                                         Page 3 of 7 Pages

13)      Percent of Class
         Represented by                        14.9%
         Amount in Row (11)

14)      Type of Reporting
         Person                                PN




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CUSIP NO.  20589T-10-3                                         Page 4 of 7 Pages


                         Amendment No. 1 to Schedule 13D

          Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on October 30, 1998 (the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

          The Schedule 13D is hereby amended as follows:

Item 3.  Source and Amount of Funds and Other Consideration.

          Item 3 is hereby amended by adding the following thereto:

          Between November 2, 1998 and January 12, 1999, WCAS VIII purchased an aggregate 2,450,000 shares of Common Stock, at an average purchase price of $10.63 per share, and an aggregate 14,000 of Concentra's 4.5% Convertible Subordinated Notes ("Convertible Notes") (convertible into an aggregate 339,395 shares of Common Stock), at an average purchase price of $78.20 per Note, in open market and privately negotiated transactions. The source of funds for such purchases was WCAS VIII's working capital, or funds available for investment.

Item 5.  Interest in Securities of the Issuer.

          Item 5 is hereby amended and restated to read in its entirety as follows:

          The following information is based on a total of 47,027,000 shares of Common Stock outstanding as of September 30, 1998, and gives effect to the conversion of all Convertible Notes held by the Reporting Person:

          (a)

          WCAS VIII and VIII Associates

          WCAS VIII owns 7,136,127 shares of Common Stock, or approximately 14.9% of the Common Stock outstanding. VIII Associates, as the general partner of WCAS VIII, may be deemed to beneficially own the securities owned by WCAS VIII.




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CUSIP NO.  20589T-10-3                                         Page 5 of 7 Pages



                  Managing Members of VIII Associates

          (i) Patrick J. Welsh owns 15,505 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (ii) Russell L. Carson owns 600 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (iii) Bruce K. Anderson owns 100,000 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

          (iv) Andrew M. Paul owns 2,500 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (v) Thomas E. McInerney owns 11,801 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (vi) Paul B. Queally owns 3,034 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (b) The managing members of VIII Associates may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the Common Stock owned by WCAS VIII. Each of the managing members of VIII Associates disclaims beneficial ownership of all shares of Common Stock other than the shares he or she owns directly or by virtue of his or her indirect pro rata interest, as a managing member of VIII Partners, in the shares owned by WCAS VIII.




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CUSIP NO.  20589T-10-3                                         Page 6 of 7 Pages



          (c) WCAS VIII purchased Common Stock and Convertible Notes in open market and privately negotiated transactions in the past 60 days as follows:



Date                  Number of               Number of           Price per
                      Shares of               Convertible         Share or Note
                      Common Stock            Notes

11/18/98              50,000                                      $10.44
11/19/98              30,000                                      $10.50
11/20/98              40,000                                      $10.69
11/23/98                                      1,000               $76.25
11/25/98                                      1,000               $78.00
12/01/98                                      2,000               $79.00
12/03/98                                      3,000               $78.50
12/04/98                                      1,000               $79.00
1/05/99               65,000                                      $10.12
1/06/99               40,000                  2,000               $10.50 per
                                                                  Share; $78.50
                                                                  per Note
1/07/99              175,000                  1,000               $10.33 per
                                                                  Share; $79.00
                                                                  per Note
1/08/99              475,000                                      $10.49
1/11/99              225,000                  2,000               $10.84 per
                                                                  Share; $78.50
                                                                  per Note
1/12/99            1,300,000                                      $10.73


          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares of Common Stock owned by WCAS VIII.

          (e) Not Applicable.





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CUSIP NO.  20589T-10-3                                         Page 7 of 7 Pages





                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 1999


                                    WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
                                    By:  WCAS VIII Associates, LLC, General
                                    Partner


                                    By:  /s/ Paul B. Queally
                                           Managing Member